Wells Fargo Advantage Funds®

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Product Alert

June 28, 2011

Wells Fargo Funds Management files definitive proxy proposing mergers of certain funds in conjunction with WellsCap/Golden Capital Management transaction

On June 28, 2011, Wells Fargo Funds Management, LLC, the investment advisor to Wells Fargo Advantage Funds, filed a definitive proxy statement/prospectus proposing the mergers of certain product offerings. The proposed mergers have been unanimously approved by the Wells Fargo Advantage Funds Board of Trustees and are subject to approval by the funds’ shareholders.

The proposed mergers are related to a transaction between Wells Capital Management (WellsCap) and Golden Capital Management, LLC (GCM), which is expected to close during the third quarter of 2011. A summary of the proposed mergers is included in the table below:

Proposed mergers

Merging (or target) fund	Acquiring fund	Portfolio managers of acquiring fund
Wells Fargo Advantage Disciplined Value Fund	Wells Fargo Advantage Large Company Value Fund	William Schaff, CFA; Stephen Block, CFA (Phocas Financial)
Wells Fargo Advantage Disciplined Global Equity Fund	Wells Fargo Advantage Intrinsic World Equity Fund	Gary W. Lisenbee, Jeffrey Peck, David M. Graham (Metropolitan West Capital Management, LLC)

Background: Wells Fargo & Company currently has a 45% ownership interest in GCM. WellsCap and GCM have entered into a definitive agreement whereby GCM will acquire certain assets, advisory contracts, and team members of WellsCap’s Global Strategic Products team. In exchange, Wells Fargo & Company will be issued an additional 20% equity stake in GCM, bringing its total ownership to 65% following the close of the transaction. Combining the Global Strategic Products team with GCM provides Wells Fargo’s asset management organization with an opportunity to enhance its quantitative investment strategy teams by consolidating investment and analytical resources.

The proposed mergers are for products that are currently subadvised by WellsCap’s Global Strategic Products team. Wells Fargo Funds Management made recommendations for changes to these products to occur before the completion of the transaction.

Section I: Questions and answers about merger proposals

The Wells Fargo Advantage Funds Board of Trustees has unanimously approved the following fund merger proposals, which are subject to further approval by the funds’ shareholders. Wells Fargo Funds Management proposed these changes to the Board in consideration of, among other things, the opportunity to merge certain overlapping funds with the objective of having a more streamlined, consolidated, and competitive product lineup.

Disciplined Value Fund

Merging (or target) fund	Acquiring fund	Portfolio managers of acquiring fund
Wells Fargo Advantage Disciplined Value Fund	Wells Fargo Advantage Large Company Value Fund	William Schaff, CFA; Stephen Block, CFA (Phocas Financial)

Why did Wells Fargo Funds Management propose the merger of the Disciplined Value Fund into the Large Company Value Fund?

Wells Fargo Funds Management considered the following before making its recommendation:

The funds have identical investment objectives.

The funds have the same benchmark (Russell 100 Value Index®).

The funds are in the same Morningstar® category (Large Value).

What can you tell me about Portfolio Managers William Schaff and Stephen Block?

William Schaff, CFA, founded Phocas Financial in June 2005 and is co-portfolio manager of the Phocas Real Estate Fund and Phocas Small Cap Value Fund. He has 23 years of investment experience and has managed institutional equity portfolios and mutual funds for Bay Isle Financial, LLC; Janus Capital Group; Berger LLC; and the Undiscovered Managers organization. Mr. Schaff has earned the right to use the Chartered Financial Analyst® (CFA®) designation and is a member of the Security Analysts of San Francisco. Formerly, he served as trustee and chairperson of the investment committee of Alameda County Employees’ Retirement Association. Mr. Schaff earned a master’s degree in engineering from the University of California, Davis.

Stephen Block, CFA, has 15 years of investment experience. Mr. Block was co-portfolio manager of separate account large cap value portfolios at Bay Isle Financial, LLC, and was a senior analyst at Janus. Mr. Block has earned the right to use the Chartered Financial Analyst® (CFA®) designation and is a member of the Security Analysts of San Francisco. Mr. Block earned a bachelor’s degree in quantitative economic decision science from the University of California, San Diego, and a master’s degree in business administration with an emphasis in accounting and finance from the University of Michigan's Ross School of Business.

Tell me about Phocas Financial Corporation.

Phocas Financial Corporation is a registered investment advisor that was founded in 2005 and is based in Alameda, California. Phocas selects and manages equity investments for institutional investors, individuals, and investment advisors. Phocas believes that a patient, value-oriented approach has the potential to deliver the best returns with the least risk. It researches and evaluates the fundamentals of individual companies, looking for attractive investment values.

What is Phocas’s stock selection process?

The team follows a repeatable, consistent investment process with minimal style drift. It screens for companies with the lowest relative valuation, using metrics developed specifically for each industry group. It eliminates stocks from consideration because of above-average risk in valuation, the balance sheet, or liquidity. The team uses a combination of financial statement analysis, fundamental research, and valuation analysis in an attempt to further identify and define promising opportunities. It seeks to manage risk through proper investment selection, adherence to sector guidelines, and sell discipline.

How do the investment approaches of the Disciplined Value Fund and the Large Company Value Fund compare?

Both funds have the same investment objective of seeking long-term capital appreciation. They both principally invest in equity securities of large-capitalization companies, which we define as companies with market capitalizations within the range of the Russell 1000® Index. The Large Company Value Fund is more concentrated—about 70 holdings versus about 150 holdings for the Disciplined Value Fund. The Large Company Value Fund is permitted to invest up to 25% of its total assets in equity securities of foreign issues through American depositary receipts (ADRs).

Disciplined Global Equity Fund

Merging (or target) fund	Acquiring fund	Portfolio managers of acquiring fund
Wells Fargo Advantage Disciplined Global Equity Fund	Wells Fargo Advantage Intrinsic World Equity Fund	Gary W. Lisenbee, Jeffrey Peck, David M. Graham (Metropolitan West Capital Management, LLC)

Why did Wells Fargo Funds Management propose the merger of the Disciplined Global Equity Fund into the Intrinsic World Equity Fund?

Metropolitan West Capital Management, LLC (MetWest Capital), has managed mutual fund portfolios for Wells Fargo Funds Management and its predecessor Evergreen Investments since 2006. It began managing the Intrinsic World Equity Fund in 2007. Wells Fargo Funds Management has a high level of confidence in the integrity and sustainability of the team’s investment process and ability to maintain style purity and style consistency through different market cycles.

Wells Fargo Funds Management considered the following before making its recommendation:

The funds have identical investment objectives.

The funds have the same benchmark (MSCI World Index).

The funds are in the same Morningstar category (World Stock).

What can you tell me about the portfolio managers of the Intrinsic World Equity Fund?

Gary W. Lisenbee is MetWest Capital’s chief executive officer and chief investment officer, and he serves as a senior analyst with its investment team. He also serves as co-lead strategist on the Global Intrinsic Equity and International Intrinsic Equity strategies. Mr. Lisenbee co-founded MetWest Capital in 1997. Prior to co-founding MetWest Capital, he served as principal, portfolio manager, and investment policy committee member with Palley-Needelman Asset Management, Inc.; as senior vice president, portfolio manager, and investment policy committee member with Van Deventer & Hoch, Investment Counsel; and as partner and research analyst with Phelps Investment Management. Mr. Lisenbee began his investment management career in 1973. He earned both a bachelor’s degree in accounting and a master’s degree in economics from California State University, Fullerton.

Jeffrey Peck is MetWest Capital’s director of research and the lead strategist of the Large Cap Intrinsic Value strategy, and he serves as a senior analyst with its investment team. He also serves as co-lead strategist on the Global Intrinsic Equity and International Intrinsic Equity strategies. Mr. Peck joined MetWest Capital in 2004. Previously, he served as an equity research analyst with both Janney Montgomery Scott and Bear Stearns & Co., Inc. Mr. Peck has been working in the investment management industry since 1995. He earned a bachelor’s degree in mechanical engineering from State University of New York, Buffalo, and a master’s degree in business administration from New York University’s Stern School of Business. In 2004, Mr. Peck received the honor of being named a “Best on the Street Analyst” by The Wall Street Journal.

David M. Graham is a senior vice president and serves as a senior analyst with MetWest Capital’s investment team. Mr. Graham joined MetWest Capital in 2000. Previously, he served as senior portfolio manager and research analyst with Wells Fargo; as vice president and director of research with Palley-Needelman Asset Management, Inc.; and as senior research analyst with NWQ Investment Management Company, LLC. Mr. Graham has been working in the investment management industry since 1968. He earned a bachelor’s degree in economics from Occidental College and a master’s degree in business administration from Stanford University.

Tell me about the resources of the investment team that supports the Intrinsic World Equity Fund.

The team consists of 11 investment professionals all of whom are analysts who conduct company and industry research.

What is the team’s stock selection process?

The team has a long-term focus that is intended to take advantage of investment opportunities presented by what they believe are short-term price anomalies in high-quality stocks. The team seeks to identify companies in developed U.S. and non-U.S. markets with established operating histories, financial strength, and management expertise, among other factors. The fund’s portfolio invests in equity securities of approximately 40 to 60 companies that are broadly diversified by economic sector, industry, and by exposure to such factors as interest rate sensitivity and economic cyclicality. The team believes that this focused approach enables it to know and understand its investments well and follow them.

How do the investment approaches of the Disciplined Global Equity Fund and the Intrinsic World Equity Fund compare?

Both funds have the same investment objective of seeking long-term capital appreciation. They both principally invest in equity securities of companies located in no fewer than three countries, which may include the United States. The Disciplined Global Equity Fund follows a quantitative investment strategy to meet its investment objective, while the Intrinsic World Equity Fund is an actively managed fund with an investment process based on fundamental research. The Intrinsic World Equity Fund has a small number of holdings (approximately 50 holdings versus over 200 holdings for the Disciplined Global Equity Fund).

Section II: Proxy solicitation process and general information

How will shareholders be notified of these proposed changes? Do they need to take any action?

The current shareholders of the target (or merging) funds have been sent a prospectus supplement informing them of the Board of Trustees’ approval of the proposed mergers. These shareholders will receive a proxy statement/prospectus inviting them to vote on these merger proposals at a special shareholder meeting. Shareholders who receive proxy materials will have the ability to vote their shares.

What is the timeline for the mergers?

Time frame	Event
May 26, 2011	Record date for special shareholder meetings. (Shareholders who own shares of the target (or merging) funds as of this date will be eligible to vote their shares.)
June–July 2011	Proxy materials will be mailed to shareholders.
August 19, 2011

Scheduled date of the special shareholder meeting. For shareholders who will not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m. Pacific Time at 525 Market Street, 12th Floor, San Francisco.

August–September 2011	If approved by shareholders, the mergers will take effect during the third quarter of 2011.

Can investors still purchase, redeem, and exchange the funds prior to the proposed mergers?

Yes. Shareholders will be able to continue to purchase, redeem, and exchange their shares prior to any merger, subject to any limitations described in the prospectus for the fund.

Who is entitled to vote?

Shareholders who owned shares of the target (or merging) funds on the record date, May 26, 2011, and who have the authority to vote their shares will receive proxy materials and are encouraged to cast their votes. Shareholders of record are entitled to one vote for each whole share and a fractional vote for each fractional share of the fund that they owned on the record date.

What methods can be used to vote?

Shareholders may vote in any of the following ways:

Signing and returning the proxy ballot by mail prior to the shareholder meeting.

Calling the toll-free number listed on their proxy ballots; to vote by telephone, shareholders will need the control number printed on the ballot.

Going online to the website listed on their proxy ballots and following the instructions; to vote online, shareholders will need the control number printed on the ballot.

Personally attending and voting at the shareholder meeting on August 19, 2011.

Will shareholders receive a confirmation when they have completed voting their proxy?

Shareholders will not receive a confirmation if they send their proxy votes by mail. They may call the proxy solicitation firm, The Altman Group, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time to confirm receipt of their mailed ballot. Shareholders will receive a confirmation if they vote by telephone with the proxy solicitor. If they vote online, they will be able to print a confirmation of their proxy vote or request an email confirmation.

How can shareholders vote over the phone?

Shareholders who want to vote over the phone should call or be transferred to The Altman Group, a proxy solicitation firm that was hired for this proxy solicitation process, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time. The Altman Group may transfer shareholders to Wells Fargo Advantage Funds if it receives questions it is unable to answer, such as questions about specific accounts. Shareholders can also vote using the automated phone service by calling the toll-free number listed on their proxy ballots. They may vote online by following the instructions provided on their proxy ballots.

If shareholders approve the proposals, when will the mergers take place?

Upon shareholder approval, the mergers are expected to occur during the third quarter of 2011.

Will anyone call shareholders regarding these proxies?

The Altman Group, an independent proxy solicitor retained by Wells Fargo Funds Management, may contact shareholders regarding these proxies.

Who is paying for the proxy solicitation?

Wells Fargo Funds Management or one of its affiliated companies will pay for all expenses incurred for the proxy solicitation. The expenses will not be charged to the funds or to the funds’ shareholders.

What if shareholders of a certain fund ultimately do not approve a merger?

If this occurs, the merger will not take place for that fund, and the Board of Trustees will determine an appropriate course of action.

Whom can shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their relationship manager, their investment professional, or Wells Fargo Advantage Funds at 1-800-222-8222 (24 hours a day, 7 days a week). If they have any questions about how to vote, they may call the proxy solicitor, The Altman Group, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time.

Mutual fund investing involves risks, including the possible loss of principal, and may not be appropriate for all investors. Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. Smaller- and mid-cap company stocks tend to be more volatile and less liquid than those of larger companies. Consult a fund's prospectus for additional information on these and other risks.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit wellsfargo.com/advantagefunds. Read the prospectus carefully before investing.

Additional information and where to find it

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

In connection with the proposed transactions, the acquirer has filed a prospectus/proxy statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this prospectus/proxy statement in its entirety because it contains important information regarding the acquirer, target, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the prospectus/proxy statement to its shareholders once it is declared effective by the SEC. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the acquirer with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement may be obtained by directing a request via mail, phone, or website to the acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA 02266-8266,

1-800-222-8222, wellsfargo.com/advantagefunds. In addition to the prospectus/proxy statement, the target and the acquirer file annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation

The acquirer and the target, as well as their respective directors, executive officers, and certain members of their management and other employees, may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC is set forth in the prospectus/proxy statement.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 203780 06-11

NOT FDIC INSURED * NO BANK GUARANTEE * MAY LOSE VALUE